Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP ANNOUNCES SHARE REPURCHASE PROGRAM

VANCOUVER, British Columbia – March 17, 2020 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to announce a normal course issuer bid to acquire up to 8,670,104 common shares of the Company, representing approximately 5% the 173,402,084 common shares issued and outstanding as of March 16, 2020. The repurchase program will run from March 19, 2020 to March 18, 2021. The Company is taking this action because it believes that prevailing market conditions have resulted in Silvercorp’s shares being undervalued relative to the immediate and long term value of Silvercorp’s portfolio of producing properties in China and other strategic investments.

Purchases will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX, the NYSE American, and alternative trading platforms in Canada and the United States, in compliance with regulatory requirements. There can be no assurance as to the precise number of shares that will be repurchased under the share repurchase program. Silvercorp may discontinue its purchases at any time, subject to compliance with applicable regulatory requirements. The Company intends to hold all shares acquired under the issuer bid for cancellation. The price the Company will pay for any common shares will be the market price at the time of purchase or such other price as may be permitted by the CSA. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

The Company is not aware of any officers, directors or persons holding 10% or more of the securities that intend to sell their securities at the inception of the normal course issuer bid, but such officers, directors or persons holding 10% or more of the securities may sell their securities during the course of the normal course issuer bid, as their personal circumstances may require. If during the course of the normal course issuer bid the Company becomes aware that officers, directors or persons holding 10% or more of the securities intend to sell their securities, then the Company will not intentionally acquire such securities pursuant to the normal course issuer bid.

The maximum number of shares that may be purchased on the TSX during any trading day may not exceed 25% of the average daily trading volume on the TSX based on the previous six completed calendar months of 679,536, excluding purchases made by Silvercorp under its normal course issuer bid, for a daily total of 169,884 common shares. This limit, for which there are permitted exceptions, is determined in accordance with TSX regulatory requirements and does not apply to purchases made by the Company on the alternative trading platforms in the United States.

Pursuant to the Company’s normal course issuer bid which commenced on February 25, 2019 and terminated on February 24, 2020, Silvercorp purchased 1,717,100 common shares of the Company at a price of $3.09 per common share through the facilities of the TSX, the NYSE American or alternative trading platforms in Canada and the United States, in compliance with regulatory requirements. The

Company was authorized to purchase up to 8,484,682 common shares under the 2019 normal course issuer bid.

About Silvercorp Metals Inc.

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing and sustainable development. For more information please visit our website at www.silvercorp.ca.

For Further Information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the Company’s normal course issuer bid, the process the Company plans to follow to evaluate purchases under the normal course issuer bid and the expected benefits to shareholders associated with the normal course issuer bid and its operation. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

Forward looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements. The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.